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[EAGLE LETTERHEAD]                                                  EXHIBIT 99.1





CONTACT:

ROBERT J. BRAASCH/HOWARD J. ADAMSKI         JOHN P. KEHOE/VAN NEGRIS
EAGLE FINANCE CORP.                         KEHOE, WHITE, SAVAGE & CO., INC.
(847) 855-7150                              (212) 888-1616

FOR IMMEDIATE RELEASE

       EAGLE FINANCE CORP. REPORTS SECOND QUARTER/SIX MONTH OPERATING RESULTS


Gurnee, Illinois - August 8, 1996 - Eagle Finance Corp. (NASDAQ:EFCW) today reported second quarter net income of $124,000, or $.03 per common share, on a fully diluted basis compared to $1.3 million, or $.30 per common share, earned in the second quarter of 1995.

For the six months ended June 30, 1996, net income on a fully diluted basis declined to $211,000, or $.05 per common share, from $2.6 million or $0.59 per common share for 1995.

The substantial decline in the second quarter and six month net income, from the comparable periods last year, is primarily due to the difference in the manner in which Eagle established reserves for credit losses during the comparable periods. During the second quarter and six months ended June 30, 1996, Eagle did not allocate to nonrefundable acquisition discount, any contract interest that would otherwise have been recorded as unearned finance charges. Eagle made such allocations of contract interest during the corresponding periods of 1995.

Net interest income for the second quarter totaled $4.8 million, representing a 17% increase from the $4.1 million reported in the prior year period. For the six months, net interest income increased 40% to $10.5 million from the $7.5 million reported during 1995 in the comparable period. These increases were due to higher earning asset levels and higher effective yields on earning assets offset, in part, by higher borrowing costs due to increased debt levels.

The provision for credit losses totaled $2.2 million and $4.9 million for the respective three and six months ended June 30, 1996 as compared to a negative provision of $40,000 and $53,000 for the comparable periods in 1995. The significant increase was the result of the manner in which Eagle established its reserves for credit losses during 1996 as compared to the corresponding periods in 1995. The increase in the provision for credit losses replenished reserves by increasing the allowance for credit losses.

Other income representing account servicing and insurance commissions, increased to $1.7 million and $2.4 million for the respective three and six months ended June 30, 1996 from $897,000 and $1.5 million in the comparable 1995 periods as a result of the increased amount of third-party finance receivables serviced by the Company.

                                       - MORE -

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EAGLE FINANCE CORP.
AUGUST  8, 1996
PAGE TWO


Total operating expenses increased to $7.7 million for the six months ended June 30, 1996 from $4.9 million incurred in the similar period a year ago. Salaries and related costs increased to $3.9 million for the six months ended June 30, 1996 from $2.6 million in the prior period due primarily to the growth of the Company, as evidenced by increases in the amount of managed (owned or serviced) finance receivables, and a corresponding substantial increase in the number of employees, normal pay increases and increased benefits costs. The Company's other operating expenses increased to $3.8 million for the six months ended June 30, 1996, from $2.3 million in the comparable period, due to increases in the amount of managed (owned or serviced) finance receivables and higher professional fees. Total operating expenses as a percentage of average net managed (owned or serviced) finance receivables increased to 8.6% for the six months ended June 30, 1996, as compared to 7.6% for the six months ended June 30, 1995.

At June 30, 1996, Eagle's overall level of reserves for credit losses was $14.5 million or 12.2% of net owned finance receivables. Eagle's total managed delinquencies at June 30, 1996, December 31, 1995, and June 30, 1995 were $14.6 million, $11.2 million and $15.2 million, respectively, or 8.3%, 7.0%, and 8.2% respectively, of net managed (owned or serviced) finance receivables.

Net managed (owned or serviced) finance receivables at June 30, 1996 were $176.0 million; Company owned receivables were $119.5 million at June 30, 1996.

Eagle Finance Corp. is a specialized financial services company which purchases and services installment contracts. Eagle finances the purchase of late model used automobiles for consumers who have limited access to traditional sources of consumer credit. Eagle is headquartered in Gurnee, Illinois and conducts its operations through three regionally centralized offices. As of June 30, 1996, Eagle had active relationships with approximately 450 automobile dealers located in seventeen states.

                                       - MORE -

                            - STATISTICAL TABLE FOLLOWS  -

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                                 EAGLE FINANCE CORP.
                                  FINANCIAL SUMMARY

              FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 1995 AND 1996
                       (IN THOUSANDS, EXCEPT PER SHARE FIGURES)

                                     (unaudited)


                                                      Three Months Ended             Six Months Ended
                                                           June 30,                      June 30,
                                                           --------                      --------
                                                      1996           1995           1996           1995
                                                    -------        -------        -------        -------

Revenues                                            $ 8,969        $ 6,790        $17,748        $12,266

Income before taxes                                 $   151        $ 2,156        $   290        $ 4,182

Tax expense                                         $    27        $   841        $    79        $ 1,627

Net income                                          $   124        $ 1,315        $   211        $ 2,555

Earnings per common share (primary)                 $  0.03        $  0.31        $  0.05        $  0.61

Earnings per common share (fully diluted)           $  0.03        $  0.30        $  0.05        $  0.59

Weighted average number of common
  shares outstanding (primary)                        4,189          4,180          4,189          4,180

Weighted average number of common                     4,189          4,310          4,192          4,302
  shares outstanding (fully diluted)

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